MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED

2006 DEC 12 A 10:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 December 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finan[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

06019079

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 29th of November 2006, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
DEC 15 2006 E
THOMSON FINANCIAL

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-061205

MYTGroupLet0001

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Group

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

3,551,315 of which 3,417,721 are held as a material interest

6. Percentage of issued class

0.78% of which 0.74% is a material interest

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

27 November 2006

11. Date company informed

28 November 2006

12. Total holding following this notification

51,867,684 of which 32,237,136 is held as a material interest

13. Total percentage holding of issued class following this notification

11.25% of the 30p ordinary shares of which 7.03% is held as a material interest

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

29 November 2006

citigroup

RECEIVED

2006 DEC 12 A 10: 54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2829
E-mail: transaction.control@citigroup.com

Company Secretary
MyTravel PLc
Fax: 01706 742 650

28 November, 2006

Dear Sir / Madam

MyTravel PLc Ord GBP.3 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 27/11/06, Standard Life Investments acquired 3,551,315 shares on behalf of Standard Life Group, this increased the total held as a **notifiable** interest (including material and non-material interests) to 51,867,684 shares being 11.312% of the issued stock of that class.

No. of shares held	**Registered Name**
51,867,684	Vidacos Nominees

11.25%

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely

G. Young

Transaction Control

TOTAL P.01

Citigroup

RECEIVED

2006 DEC 12 A 10:5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transaction Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2814
E-mail: transaction.control@citigroup.com

Company Secretary
MyTravel Group PLC
Fax: 01706 742 650

28 November, 2006

Dear Sir / Madam

MyTravel Group PLC Ord GBP.3 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 27/11/06, Standard Life Investments acquired 3,417,721 shares on behalf of Standard Life Group. This increased the total held as a **material** interest to 32,237,136 shares being 7.031% of the issued stock of that class.

Total No. of shares held	Registered Name
51,867,684	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours sincerely

G. Young

Transaction Control

TOTAL P.01

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Investment Management

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC BANK PLC A/c 914945	134,435
HSBC BANK PLC A/c 923363	573,199
HSBC BANK PLC A/c 775237	400,000
HSBC BANK PLC A/c 942199	2,068,500
HSBC BANK PLC A/c 942229	2,057,500
HSBC BANK PLC A/c 942217	2,055,633
HSBC BANK PLC A/c 942205	2,072,300
HSBC BANK PLC A/c 942175	2,072,800
HSBC BANK PLC A/c 942187	2,058,500
HSBC BANK PLC A/c 775245	1,333,941
HSBC BANK PLC A/c 770286	735,819
HSBC BANK PLC A/c 357206	10,161,946
HSBC BANK PLC A/c 866203	891,828
HSBC BANK PLC A/c 969995	1,297,302
HSBC BANK PLC A/c 999392	11,284
HSBC BANK PLC A/c 630591	3,181,881
HSBC BANK PLC A/c 361602	110,000
HSBC BANK PLC A/c 282605	5,705,000
HSBC BANK PLC A/c 360509	780,326
HSBC BANK PLC A/c 766793	1,568,267
HSBC BANK PLC A/c 924434	319,985
HSBC BANK PLC A/c 924422	1,198,337
Total	40,788,783

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

29 November 2006

12. Total holding following this notification

40,788,783 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

8.85% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification.

Mike Vaux , Assistant Company Secretary

Date of notification

29 November 2006

29 November 2006

Your Fax: 0170 674 2117

RECEIVED
2006 DEC 12 A 10:54
OFFICE OF INTERNATIONAL CORPORATE FINANC

28 November, 2006

Legal & General

Legal & General
Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH

Tel 020 7489 1888
Fax 020 7528 6833
www.lgim.co.uk

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Attn: Company Secretary

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries held in nominee accounts in the relevant share capital of your company:

Material Interest

HSBC BANK PLC A/c 914945	134,435	
HSBC BANK PLC A/c 923363	573,199	
HSBC BANK PLC A/c 775237	400,000	
HSBC BANK PLC A/c 942199	2,068,500	
HSBC BANK PLC A/c 942229	2,057,500	
HSBC BANK PLC A/c 942217	2,055,633	
HSBC BANK PLC A/c 942205	2,072,300	
HSBC BANK PLC A/c 942175	2,072,800	
HSBC BANK PLC A/c 942187	2,058,500	
HSBC BANK PLC A/c 775245	1,333,941	
HSBC BANK PLC A/c 770286	735,819	
HSBC BANK PLC A/c 357206	10,161,946	
HSBC BANK PLC A/c 866203	891,828	
HSBC BANK PLC A/c 969995	1,297,302	
HSBC BANK PLC A/c 999392	11,284	
HSBC BANK PLC A/c 630591	3,181,881 ✓	
HSBC BANK PLC A/c 361602	110,000 ✓	
HSBC BANK PLC A/c 282605	5,705,000 ✓	
HSBC BANK PLC A/c 360509	780,326 ✓	
HSBC BANK PLC A/c 766793	1,568,267 ✓	
HSBC BANK PLC A/c 924434	319,985	
HSBC BANK PLC A/c 924422	1,198,337	
	40,788,783	8.84%

8.85% ✓

We currently have a notifiable interest in 40,788,783 Ordinary 30p shares which we understand represents 8.84% of that class of your share capital calculated on an issued share capital of 461,067,136 Ordinary 30p shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Tasker on 020 7528 6818.

Yours faithfully,

Helen Tasker
Authorised Signatory

pp Sarah Greenfield
Authorised Signatory

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court,
11 Queen Victoria St. London EC4N 4TP

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse Securities (Europe) Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

No longer a notifiable interest

11. Date company informed

29 November 2006

12. Total holding following this notification

No longer a notifiable interest

13. Total percentage holding of issued class following this notification

No longer a notifiable interest

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – Tel +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

29 November 2006

CREDIT SUISSE

CREDIT SUISSE SECURITIES (EUROPE) LIMITED
One Cabot Square
London
E14 4QJ
Telephone +44 (0)20 7888 8888
Fax +44 (0)20 7888 1600
www.credit-suisse.com

Fax: 01706 742117

The Company Secretary
MyTravel Group plc
Holiday House
Sandbrook Park
Rochdale
Lancashire 0011 1SA

29 November 2006

Dear Sirs,

MyTravel Group plc ("The Company")

This notification relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 27 November 2006, following disposals, Credit Suisse Securities (Europe) Limited no longer has a notifiable interest in shares of the Company for the purpose of section 198 of the Act.

Yours faithfully,

Murray

Duncan Murray
AVP – Legal and Compliance

Registered Office as above
Registered in England No. 891554
Authorised and regulated by The Financial Services Authority
VAT No: GB 447 0737 41